August 15, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”) File Nos. 333-212400, 811-23166

Dear Mr. Minore:

We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of July 29, 2016. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

Registration Statement

Calculation of Registration Fee Under the Securities Act of 1933 (cover page)

In a footnote to the “Amount Being Registered” column, disclose that Common Shares issued pursuant to the exercise of the underwriters’ over-allotment option are also being registered.

Response: The above referenced footnote has been added as requested to disclose that Common Shares issued pursuant to the exercise of the underwriters’ over-allotment option are also being registered.

Prospectus

Outside Front Cover

Principal Investment Strategies

In the last paragraph, disclose whether there is any maximum amount of the Fund’s Managed Assets that may be invested in junk/high-yield securities. Also clarify that below investment grade securities are known as junk and high yield.

Response: The prospectus has been revised to clarify that below investment grade securities are known as “junk” and “high yield” securities. The Fund has included on the outside front cover page that, under normal market circumstances, the Fund may invest up to 60% of the Fund’s Managed Assets allocated to the Tactical Closed-End Fund Income Strategy in below investment grade and senior loan Underlying Funds and may invest up to 50% of the Fund’s Managed Assets allocated to the Opportunistic Income Strategy in below investment grade securities.

In footnote (2), specify the dollar amount of the “certain expenses” that the Fund has agreed to reimburse the underwriters, and briefly identify each category of such reimbursable expenses.

Response: The above referenced footnote has been revised as requested to specify that “the Fund has agreed to reimburse the underwriters for the reasonable fees and disbursements of counsel to the underwriters in connection with the review by FINRA of the terms of the sale of the Common Shares in an amount not to exceed $25,000 in the aggregate.”

Expand footnote (3) to the pricing table to disclose that payment of organizational and offering expenses, as well as expenses for which the Fund has agreed to reimburse the underwriters, although payable by the Fund are indirectly paid by investors in this offering. Also clarify that the consequent effect of this will be to immediately reduce the net asset value of each Common Share purchased in this offering.

Response The above referenced footnote has been revised as requested.

The maximum dollar amounts payable by the Fund, as described under “Additional Underwriter Compensation” section of the prospectus, should also be summarized in footnote (3).

Response: The above referenced footnote has been revised as requested to provide the maximum dollar amount (as a percentage of the total public offering price of the Common Shares sold in the offering) payable by the Fund to underwriters.

In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response: The Fund confirms that all of the required information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Table of Contents

In the paragraph appearing after the Table of Contents, clarify that any material changes occurring during the period in which a current prospectus is required to be delivered will be reflected in an amended prospectus that will be delivered to prospective investors.

Response: The paragraph appearing after the Table of Contents has been revised as requested.

Prospectus Summary

Principal Investment Strategies and Policies (page 1)

May the Fund invest in private funds and/or private investment companies? If so, then disclose that the Fund will limit its investments in all private funds to no more than 35% of its net assets (private funds include, but are not limited to, private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as private investment companies, such as private equity funds and hedge funds). Further disclose that the Fund will limit its investments in entities that are excluded from the definition of “investment company” under the Investment Company Act of 1940 (the “ICA”) solely by Section 3(c)(1) or Section 3(c)(7) of the ICA (typically private equity funds and hedge funds) to no more than 15% of its net assets subject to the overall limit of investing no more than 35% of its net assets in private funds.

Response: The Fund does not intend to initially invest and will not materially invest (e.g. greater than 5% of the Fund’s Managed Assets) in private funds and/or private investment companies. The Fund has updated the SAI to provide disclosure with respect to such investments.

It appears from the description of the Fund’s principal investment strategies and policies that a significant portion of the Fund’s Managed Assets may be either directly or indirectly invested within the mortgage sector. Please disclose the overall estimated percentage of the Fund’s Managed Assets that are likely to be invested directly or indirectly within the mortgage sector.

Response: Pursuant to the Staff’s request, the Fund has revised the prospectus to disclose that at least 50% of the Managed Assets allocated to the Opportunistic Income Strategy will be invested in mortgage-backed securities.

May the Fund invest in any Underlying Funds that are affiliated with either the Adviser or Subadviser? If so, please expand the disclosure to identify the affiliated Underlying Funds in which the Fund may invest and highlight any limitations imposed on the Fund’s ability to invest in such Underlying Funds. In the event that the Fund intends to invest in affiliated Underlying Funds then, in your response letter, please address how the Fund will comply with the applicable provisions of sections 12 and 17 of the ICA.

Response: Please refer the Prospectus Summary under “Principal Investment Strategies and Policies—Tactical Closed-End Fund Income Strategy” which states that “[t]he Underlying Funds in which the Fund invests will not include those that are advised or subadvised by the Adviser, the Subadviser or their affiliates.

Because there is no specific information regarding where along the “below investment grade” rating spectrum the Fund’s investments would fall, please delete references to specific letter grades, such as references to “rated below ‘BBB-’ ” or “below ‘Baa3’.”

Response: The Fund has removed specific references to letter grades except when defining the “below investment grade” and where the Fund has a specific limitation along the “below investment grade” rating spectrum. In this regard, the please note the following additional language with respect to the Fund’s Opportunistic Income Strategy:

“Under this strategy, the Fund may invest in securities of any credit quality, including securities that are rated below investment grade, except that the Fund will invest at least 20% of the Managed Assets allocated to this strategy in securities rated investment grade (or unrated securities judged by the Subadviser to be of comparable quality). In addition, the Subadviser does not currently expect that the Fund will invest more than 15% of the Managed Assets allocated to this strategy in corporate debt securities (excluding mortgage-backed securities) or sovereign debt instruments rated “Caa” or below by Moody’s and “CCC” or below by S&P (or unrated securities determined by the Subadviser to be of comparable quality).”

The disclosure on page 3 states that, under normal market conditions, no more than 30% of the Fund’s Managed Assets allocated to the Tactical Closed-End Fund Income Strategy will be in Hedged Positions. Please expand the disclosure to identify how the Fund intends to value derivatives for purposes of determining compliance with the 30% cap.

Response: Pursuant to your request, the prospectus has been revised to clarify that, for purposes of the above referenced 30% cap, the Fund will use the market value (and not the notional value) of its derivatives.

The disclosure further states that the Adviser may also use Hedging Positions “to seek to enhance the Fund’s return.” Please clarify, here and elsewhere in the prospectus, the extent to which the Adviser (as well as the Subadviser) may use the Fund’s Managed Assets for speculative purposes.

Response: The Fund has revised the prospectus remove the reference of the use of Hedging Positions “to seek to enhance Fund’s return,” as the Fund does not anticipate the use of the referenced Hedging Positions for speculative purposes as a principal investment strategy (e.g. greater that 5%). The Fund has clarified that, under the Tactical Closed-End Fund Income Strategy, the Fund may also attempt to enhance the return on the cash portion of its portfolio by investing in total return swaps, in the aggregate of up to 15% of the Fund’s Managed Assets.

Opportunistic Income Strategy (page 3)

The disclosure states that the Fund will invest no more than 20% of its Managed Assets that are allocated to the Opportunistic Income Strategy in non-U.S. investments. Please expand the disclosure to state the maximum percentage of the Fund’s Managed Assets may be invested in the securities of emerging market issuers within this 20% limitation. Additionally, disclose the overall maximum percentage of the Fund’s Managed Assets that may be invested in the securities of non-U.S. issuers, and any overall limit on investing the Fund’s Managed Assets in the securities of emerging market issuers should also be disclosed.

Response: The Fund has revised the disclosure to state that up to 20% of the Fund’s Managed Assets allocated to the Opportunistic Income Strategy may be invested in securities of non-U.S. issuers, including emerging market issuers. Please note that the Fund has additionally disclosed that, under the Fund’s Tactical Closed-End Fund Income Strategy, no more than 25% of the Fund’s Managed Assets allocated to the strategy will be invested in “emerging market issuers” Underlying Funds. Given the above limitations, Fund does not maintain an investment limitation with respect to the overall Fund’s Managed Assets that may be invested in the securities of non-U.S. issuers, or limit the overall Fund’s Managed Assets in the securities of emerging market issuers.

Use of Leverage (page 6)

The disclosure states that the Fund may obtain leverage by issuing Preferred Shares or entering into reverse repurchase agreements. Disclose whether or not the Fund expects to issue Preferred Shares within 12 months from the date of the prospectus. If the Fund expects to issue Preferred Shares during this 12-month period then, under a separately captioned section of the prospectus summary, briefly highlight the characteristics of the Preferred Shares likely to be issued by the Fund and the related material risks to holders of its Common Shares. Additionally, provide an estimate of the costs of issuing and servicing Preferred Shares in a line item presentation to the Fund’s fee table.

Response: The Fund has revised the Prospectus to reflect that it does not expect to issue Preferred Shares within 12 months of the date of the Prospectus.

Add a separately captioned section of the prospectus summary to highlight the characteristics and risks presented by reverse repurchase agreements.

Response: Pursuant to your request, the prospectus has been revised to highlight the characteristics and risks presented by reverse repurchase agreements.

Disclose that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.

Response: The Fund has added disclosure relating to the effects of leverage as follows:

“The use of leverage by the Fund can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, returns will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, returns will be less than if leverage had not been used.”

Dividends and Distributions (page 7)

Expand the first paragraph to disclose that there can be no assurances that the Fund will achieve any level of distributions to its Common Shareholders.

Response: The following disclosure has been added to “Dividends and Distributions”

“There is no assurance the Fund will make this initial monthly distribution or continue to pay regular monthly distributions or that it will do so at a particular rate.”

Dividend Reinvestment Plan (page 8)

In the penultimate sentence, clarify how a Common Shareholder can “opt out” of the Plan. Further disclose that Common Shareholders who receive distributions in the form of additional Common Shares will nonetheless be required to pay applicable federal, state and local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.

Response: The “Dividend Reinvestment Plan” in the Prospectus Summary has been revised as follows:

“The automatic reinvestment of dividends and distributions in Common Shares will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends and distributions, even though such participants have not received any cash with which to pay the resulting tax. . . . All correspondence or questions concerning the Plan, including how a Common Shareholder may opt out of the Plan, should be directed to the Plan Administrator at [ , ]. Beneficial owners of Common Shares who hold their Common Shares in the name of a broker or nominee should contact the broker or nominee to determine whether and how they may participate in, or opt out of, the Plan.”

Risk Considerations (page 8)

Please add a risk factor to highlight each material potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in shares of the Fund. Also, add a section to the prospectus that expands upon the actual and potential conflicts of interest that may arise and highlight the policies and procedures that the Fund has adopted to identify, address and resolve conflicts of interest.

Response: The prospectus has been revised to include a risk factor for “Potential Conflicts of Interest Risk,” which also cross-references the disclosure in the SAI under “Management of the Fund—Conflicts of Interest.” This risk factor describes the potential conflicts of interest that may arise. In addition, this risk factor highlights that the Fund, Adviser and/or the Subadviser (as applicable) have adopted policies and procedures that address the potential conflicts described in this section, including policies and procedures to address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all accounts of the Adviser and Subadviser are treated equitably.

Investment-Related Risks (page 10)

Please add a separately captioned risk factor to highlight the risks associated with the current interest rate environment. For example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund’s future borrowings, its net investment income and distributions to its Common Shareholders, the trading prices of its Common Shares and its net asset value, Fund portfolio companies’ ability to service interest payment obligations and principal loan repayments.

Response: The Fund has updated the prospectus to include risks associated with the current interest rate environment.

Derivatives Risk (page 12)

Specify in the derivatives risk disclosure whether the Fund may utilize derivative instruments for speculative purposes and, if applicable, also disclose the related special risks to which the Fund may be exposed.

In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Fund has updated the derivatives disclosure and risk associated disclosure. The Fund believes that the Funds’ derivatives‑related disclosure is consistent with the substantive guidance in the ICI Derivatives Letter.

Foreign Investing Risks (page 16)

Expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower’s obligations to a lender.

Response: The Fund has provided additional risk disclosure under the “Foreign Investing Risks” section of the prospectus, which highlights the principal risk of enforcing security interests in collateral underlying loans which may be held by the Underlying Funds, as follows:

“The Fund and Underlying Funds owned by the Fund may purchase loans from obligors located in non-U.S. jurisdiction. It may be more difficult and costly for the Fund to enforce the terms of loans against foreign obligors than obligors of loans in U.S. jurisdictions. Adverse economic conditions in such jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on purchased loans may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on foreign loans could be higher than those experienced with a loans located in the U.S.”

Please note that the Fund does not expect to invest, on a principal basis, directly in loans originated in any specific non-U.S. jurisdiction.

Add separate risk disclosure pertaining to any non-U.S. country where the Fund expects to invest a material amount of its assets or any non-U.S. market where a material amount of the Fund’s investments will be principally traded.

Response: The Fund does not expect to invest directly in a material amount of its assets or purchase a material amount of the Fund’s investments in any specific non-U.S. market.

Mortgage-Backed Securities Risks (page 18)

The Fund’s principal investment strategy disclosure states that the Fund may invest in RMBS, CMOs and other real estate credit investments. Under a separately captioned risk factor disclose whether the Fund may invest in the residual or equity tranches of the RMBS, CMOs and other real estate credit investments. If so, then also disclose whether there is any limit on the amount that the Fund may invest in these tranches. The risk disclosure should highlight the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Response: The Fund has disclosed under a separately captioned risk under “Mortgage-Backed Securities Risks” that the Fund may invest in the residual or equity tranches of the RMBS, CMOs and other real estate credit investments. In addition, the Fund has disclosed a limit of 20% allocated to the Opportunistic Income Strategy that the Fund may invest in non-agency tranches.

Rating Agency Risk (page 23)

Expand the disclosure to highlight the potential conflict of interest that arises from the fact that a ratings agency is paid by the very issuer of the security requesting its rating.

Response: The prospectus has been revised as requested.

Underlying Funds Risk (page 27)

Disclose, if true, that many of the Underlying Funds in which the Fund may invest typically charge asset-based management fees of 2% in addition to charging capital gains and/or income incentive fees of 20%. Further disclose that there are other fees and expenses paid directly and indirectly by the Fund when it invests in Underlying Fund investments that are described in the “Summary of Fund Expenses” section of the prospectus.

Response: The above described fee structure is typical of business development companies. Accordingly, pursuant to your request, the “Underlying Funds Risk” section has been revised to indicate that the Fund may invest in business development companies as a principal part of the Tactical Closed-End Fund Income Strategy and that BDCs generally charge a management fee of 2.0% and up to a 20% incentive fee on income and/or capital gains. In addition, a cross-reference to “Summary of Fund Expenses” has been added in this section to reflect that the fees and expenses charged by the Underlying Funds discussed in “Underlying Funds Risk” is further described in “Summary of Fund Expenses.”

Will any of the funds in which the Fund invests be subject to “carried interests?” If so, please provide additional relevant disclosure regarding “carried interests.”

Response: The Fund confirms that the funds in which the Fund seeks to invest will not be subject to “carried interests.”

Summary of Fund Expenses (page 30)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund’s fees, expenses and Example presentation as soon as they are available.

Response: The Fund will provide all of the required information in the fee table and Example in a pre-effective amendment to the Registration Statement.

In footnote (4) briefly explain how derivatives will be valued for purposes of determining “Managed Assets” in the calculation of management fees.

Response: The above referenced footnote has been revised to explain that “[t]he market value of the Fund’s derivatives will be used for purposes of calculating Managed Assets.”

Risks (page 38)

Expand the first paragraph to state that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The prospectus has been revised as requested.

Net Asset Value (page 67)

In your response letter, please inform the staff whether the Fund’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Fund confirms that the Fund’s Board of Directors generally oversees the appointment of any third party valuation service firm and periodically evaluates the performance and methodologies of any such third party valuation firm.

Dividend Reinvestment Plan (page 68)

Disclose that reinvested dividends increase the Fund’s total Managed Assets on which a management fee is payable to Fund’s Adviser.

Response: The prospectus has been revised as requested.

Approval of Extraordinary Corporate Actions (page 72)

On page 73, the disclosure states that the Fund’s Charter requires the favorable vote of two-thirds of the entire Board of Directors to advise, approve, adopt or authorize entering into, terminating or amending an investment advisory agreement. Please reconcile this supermajority vote requirement with the disclosure appearing under the heading “Investment Advisory Agreement,” on page 22 of the SAI, which summarizes the voting requirements under section 15 of the ICA applicable to investment advisory agreements.

Response: The registration statement has been reconciled as requested.

Underwriters (page 84)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: The underwriting terms have been submitted to FINRA for review. The Fund will notify the staff as soon as FINRA has issued its letter expressing no objections to the fairness and reasonableness of the underwriting terms of the Fund’s offering.

Additional Underwriter Compensation (page 85)

Please file the contracts described in this section as exhibits to the Fund’s registration statement.

Response: The Fund will include as exhibits in a pre-effective amendment to its registration statement the contracts described in the above referenced section.

In the third paragraph, clarify whether all of the fees and expenses payable by the Fund that are described in this section are one-time fees and expenses or whether any are payable annually.

Response: Please note the disclosure in the third paragraph under “Additional Underwriter Compensation, as follows:

“All additional compensation payments to the underwriters by the Adviser and the Subadviser will be a one‑time fee.”

Statement of Additional Information

Investment Restrictions (page 1)

In fundamental investment restriction (4), delete the phrase “except to the extent that Underlying Funds in which the Fund invests concentrate their investments in a particular industry or group of industries.” Instead, add narrative disclosure under a “Fundamental Investment Restriction (4)” heading stating that, although the Fund’s investments in Underlying Funds are not deemed to be investments in a particular industry or group of industries, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with fundamental investment restriction (4).

Response: The Fund appreciates the Staff’s comment, but believes that revising the disclosure as requested to indicate that the Fund would “consider” the investments of the Underlying Funds in which it invests when determining compliance with the Fund’s concentration policy leaves too open-ended the scope and nature of the obligation that the Fund would be agreeing to undertake. Such an undertaking would also create practical issues as to the Fund’s ability to comply with such an obligation as a passive investor in Underlying Funds managed by unaffiliated parties. In addition, the Fund is not aware of any provision of the 1940 Act or any regulation or formal Commission position thereunder that requires an investment company to look through its investments to apply concentration limits to securities which may be owned by such investments. Accordingly, the Fund does not believe it should be required consider the holdings of the Underlying Funds when determining compliance with its fundamental policy not to concentrate.

Credit Default Swap Agreements (page 10)

The last sentence of the second paragraph highlights the risk to the Fund when it acts as seller of a credit default swap agreement. For example, were an event of default to occur, the Fund would be required to pay the buyer the full notional value of the reference obligation. Accordingly, please disclose that when the Fund acts as seller of a credit default swap agreement, the Fund will be required to segregate assets equal to the full notional amount of the reference obligation.

Response: The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this comment. The Adviser notes that its general historical practice has been to segregate assets equal to the full notional amount of its credit default swap agreements when a RiverNorth-sponsored fund is a protection seller.

Segregation and Cover Requirements (page 11)

In the second paragraph, please disclose whether the Fund is exempt from registering as a Commodity Pool under CFTC Rule 4.5.

Response: The Adviser will claim an exclusion from registration as a commodity pool operator with respect to the Fund pursuant to CFTC Rule 4.5.

Regulation as a “Commodity Pool” (page 12)

The disclosure describes the circumstances under which the Adviser and the Subadviser would be required to register as a CPO and a CTA, respectively. Please expand the disclosure to assess the likelihood of the need to so register given the Fund’s stated investment strategies and policies.

Response: The above referenced disclosure has been revised to state as follows:

“The Fund does not anticipate that it will invest in commodity futures, commodity options contracts and swaps to an extent or in a manner that would require the Adviser and the Subadviser to register as a CPO or CTA (as applicable) in connection with their management of the Fund.”

Non-U.S. Securities Risk (page 21)

The disclosure states that the Fund may invest “a portion” of its assets in securities on non‑U.S. issuers and in “Marketplace Loans” originated from platforms based outside of the United States. Expand the disclosure to provide a comprehensive definition of “Marketplace Loans,” as well as a description of the types of securities in respect of Marketplace Loans and of the platforms originating Marketplace Loans in which the Fund may invest. Disclose the maximum percentage of the Fund’s assets that may be invested in all of the aforementioned securities. We may have further comment.

Response: The above-mentioned disclosure pertaining to Marketplace Loans is not applicable to the Fund and has been removed.

Fund Taxation (page 27)

The disclosure states that the Fund may invest in pay-in-kind (“PIK”) securities. In an appropriate section of the prospectus or SAI, as applicable, disclose the extent of the Fund’s Managed Assets that may be invested in PIK securities and add an appropriate level of risk disclosure.

Response: The Fund confirms that, as part of the Opportunistic Income Strategy, the Fund may invest up to 5% of the Fund’s Managed Assets in PIK securities. The Fund has revised the SAI to include risk disclosure relating to PIK securities.

Board Members and Officers (page 31)

Please rearrange and present the information regarding each of the Fund’s directors under the applicable captions “Interested Directors” and “Independent Directors.”

Response: The SAI has been revised as requested.

Trustee Qualifications (page 34)

The heading should be changed to “Director Qualifications.” Additionally, revise the presentation to confirm that the information presented for each director briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17 of Form N-2.

Response: The Statement of Additional Information has been revised in response to Item 18.17 of Form N-2.

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Response: The Fund confirms it has included the disclosure required by Item 18 of Form N-2 in the pre-effective amendment to the registration statement filed concurrently with this letter.

Signatures

Prior to effectiveness of the registration statement, the Fund must have a board of directors whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Directors.

Response: The pre-effective amendment to the Fund’s registration statement filed concurrently with this letter has been signed by at least a majority of the Fund’s Board of Directors.

* * * * * * * *

Tandy Acknowledgment

In connection with the Fund’s Registration Statement, the Fund acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.